Exhibit 11. Computation of per share earnings

     Average basic common shares outstanding and average common shares outstanding assuming dilution for the years ended March 31, 2002, 2001 and 2000 are computed as follows:

	2002		2001		2000

Average common shares — basic	5,671,077		5,637,135		5,567,844
Effect of dilutive stock options	—	(1)	—	(2)	79,795

Average common shares — diluted	5,671,077		5,637,135		5,647,639

(1)	22,538 shares excluded due to loss position

(2)	35,803 shares excluded due to loss position